Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September	Year Ended December 31,
	30, 2011	2010	2009	2008	2007	2006
	(U.S. dollars in millions, except ratios)
Earnings
Pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investments	2,413.48	3,646.11	2,203.06	800.00	2,304.00	664.00

Fixed charges, as below	159.83	234.93	262.80	226.61	271.42	216.98

Interest capitalized, less amortization of capitalized interest	(3.53)	—	—	—	—	—

Total	2,569.78	3,881.07	2,465.86	1,026.61	2,575.42	880.98

Fixed Charges

Interest costs (expensed and capitalized) and amortization of issuance costs relating to long term debentures	134.54	203.21	232.48	205.87	254.51	204.36

Rentals – one third of rental expenses	25.30	31.75	30.32	20.74	16.91	12.62

Total	159.83	234.96	262.80	226.61	271.42	216.98

Ratio of Earnings to Fixed Charges	16.1	16.5	9.4	4.5	9.5	4.1